December 29, 2010

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of the Northern Lights Fund Trust, a registered investment company (the “Trust”), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of the EAS Genesis Fund and EAS Global Cycle Fund, each a series of the Trust (collectively, the “Funds”).  The primary purposes of the proxy statement are to solicit shareholder approval of (i) a new advisory agreement with the Fund’s current investment adviser, following a change in control of the adviser; (ii) a sub-advisory agreement with CWM, LLC to serve as sub-adviser to the Fund; and (iii) the Funds’ reliance on a Manager-of-Managers order by the Securities and Exchange Commission for which the Funds will have applied prior to the filing of the definitive proxy statement principally for exemption from Section 15(a) of the Investment Company Act of 1940, as amended, to allow the Funds’ investment adviser to hire sub-advisers without shareholder approval.

If you have any questions, please contact Michael Barolsky at (513) 352-6672.

Sincerely,

/s/ Michael D. Barolsky

Michael D. Barolsky, Esq.

798671.1